

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
Andrew M. Listerman
President
Prime Time Travel, Inc.
809 Heavenly Lane
Cincinnati, OH 45238

> **Re:** **Prime Time Travel, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 25, 2011**
> **File No. 333-174703**

Dear Mr. Listerman:

We have reviewed your responses to the comments in our letter dated October 20, 2011 and have the following additional comments.

Shares Eligible for Future Sale, page 23

Rule 144, page 23

1. We note your response to our prior comment one and reissue. Please explain to us why you believe you are not a shell company. In this regard, please address each part of the definition of a shell company and provide us with your analysis why you do not meet the definition.

Business Development Timeline, page 26

2. Please update your disclosure in the second paragraph of this section. We note that you speak about the third quarter of 2011 as if it has not passed yet. Similarly, please update your disclosure in the fourth paragraph of this section relating to your intent to "explore the feasibility of offering an 'early bird' special for the 2012 tour during the third quarter of 2011."

Expenditures, page 34

3. We note your disclosure in this section that you have included "anticipated budget for the next twelve months following the effectiveness of the registration" statement. Please update the table as of the most recent date because it includes third quarter 2011 estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

(cc): via e-mail
Cheryll J. Calaguio, Esq.
Gersten Savage LLP